UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05614L209

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 05614L209	SCHEDULE 13D	Page 2 of 4

Explanatory Note

This Amendment No. 10 (this “Amendment”) amends and supplements the Schedule 13D filed on December 12, 2017, as amended on January 4, 2018, February 2, 2018, March 6, 2018, April 13, 2018, May 3, 2018, April 5, 2019, May 2, 2019, July 19, 2019 and July 24, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of Babcock & Wilcox Enterprises, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The third paragraph of Item 6 is amended and restated as follows:

By virtue of entry into the Letter Agreement and the obligations and rights thereunder, which contains, among other things, certain provisions relating to transfer of, and coordination of the issuance of securities of the Issuer (including an obligation to effectuate the Rights Offering) by the parties thereto, the Reporting Persons and B. Riley may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based in part on information provided by the Issuer and the Schedule 13D filings of B. Riley, such a “group” would be deemed to beneficially own an aggregate of 24,516,569 shares of Common Stock, or 51.1% of the Common Stock of the Issuer, calculated pursuant to Rule 13d-3. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 6 is amended to add the following:

On July 29, 2019, B. Riley Financial, as lender, entered into an amendment and restatement of certain loan obligations, with Vintage Capital, as borrower (the “Loan”). The Loan is secured by a pledge, pursuant to that certain Amended and Restated Pledge Agreement, dated as of July 29, 2019, between B. Riley Financial and Vintage Capital (the “Pledge Agreement”), of certain collateral, including 5,000,000 shares of Common Stock of the Issuer owned or held of record or beneficially by Vintage Capital, and any and all replacements, products and proceeds of, and dividends, distributions in property or securities, returns of capital or other distributions made on or with respect to such shares.

Item 7.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following documents are filed as exhibits:

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Vintage Capital Management, LLC on April 5, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Vintage Capital Management, LLC on April 5, 2019).